UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 6, 2009

HERITAGE COMMERCE CORP

(Exact name of registrant as specified in its charter)

California	000-23877	77-0469558
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 Almaden Boulevard, San Jose, California	95113
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (408) 947-6900

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01 REGULATION **FD DISCLOSURE.**

Heritage Bank of Commerce executive management will conduct a 30 minute presentation about the bank at two locations next week: San Jose office on August 12, 2009 at 4:00 p.m. PST and Danville office on August 13, 2009 at 5:30 p.m. PST. A question and answer session will follow the presentation. Shareholders are invited to attend and should RSVP by Monday August 10, 2009 by calling 408.494.4515 or emailing rsvp@herbank.com.


Locations Include:

San Jose Presentation
August 12, 2009 at 4:00 p.m. PST
150 Almaden Boulevard, San Jose, CA 95113
Meeting will be in the kiosk behind main bank entrance

Danville Presentation
August 13, 2009 at 5:30 p.m. PST
387 Diablo Road, Danville, CA 94526


A copy of the slide presentation to shareholders to be presented on August 12, 2009 and August 13, 2009 by the registrant's executive management is attached as Exhibit 99.1.


SAFE HARBOR STATEMENT


Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond the Company's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements. These factors include (1) difficult and adverse conditions in the global and domestic capital and credit markets, (2) continued volatility and further deterioration of the capital and credit markets, (3) significant changes in banking laws or regulations, including, without limitation, as a result of the Emergency Economic Stabilization Act and the creation of and possible amendments to the Troubled Asset Relief Program (TARP), including the Capital Purchase Program and related executive compensation requirements, (4) continued uncertainty about the impact of TARP and other recent federal programs on the financial markets including levels of volatility and credit availability, (5) a more adverse than expected decline or continued weakness in general business and economic conditions, either nationally, regionally or locally in areas where the Company conducts its business, which may affect, among other things, the level of nonperforming assets, charge-offs and provision expense, (6) changes in interest rates, reducing interest rate margins or increasing interest rate risks, (7) changes in market liquidity which may reduce interest margins and impact funding sources, (8) increased competition in the Company's markets, (9) changes in the financial performance and/or condition of the Company's borrowers, (10) current and further deterioration in the housing and commercial real estate markets particularly in California and (11) increases in Federal Deposit Insurance Corporation premiums due to market developments and regulatory changes. For a discussion of factors which could cause results to differ, please see the Company's reports on *Forms 10-K* and *10-Q* as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

(D) Exhibits.

99.1 Slide presentation to shareholders to be presented on August 12, 2009 and August 13, 2009 by the registrant's executive management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 6, 2009

Heritage Commerce Corp

By: /s/ Lawrence D. McGovern
Name: Lawrence D. McGovern
Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

EXHIBIT NO.   DESCRIPTION

99.1   Slide presentation to shareholders to be presented on August 12, 2009 and August 13, 2009 by the registrant's executive management.